Mercedes-Benz Auto Receivables Trust 2011-1
Investor Report
Collection Period Ended   31-Jan-2014

Amounts in USD

Dates

Collection Period No.	31	
Collection Period (from... to)	1-Jan-2014	31-Jan-2014
Determination Date	13-Feb-2014	
Record Date	14-Feb-2014	
Distribution Date	18-Feb-2014	
Interest Period of the Class A-1 and A-2 Notes (from... to)	15-Jan-2014	18-Feb-2014 Actual/360 Days 34
Interest Period of the Class A-3 and A-4 Notes (from... to)	15-Jan-2014	15-Feb-2014 30/360 Days 30

1-m Libor   0.160000%

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	495,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	469,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	451,000,000.00	37,726,192.06	15,186,048.04	22,540,144.02	49.978146	0.033672
Class A-4 Notes	132,500,000.00	132,500,000.00	132,500,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,547,500,000.00**	**170,226,192.06**	**147,686,048.04**	**22,540,144.02**		
Overcollateralization	90,968,899.86	108,958,181.84	108,958,181.84			
Adjusted Pool Balance	1,638,468,899.86	279,184,373.90	256,644,229.88			
Yield Supplement Overcollateralization Amount	53,171,320.50	8,306,141.85	7,646,188.25			
Pool Balance	**1,691,640,220.36**	**287,490,515.75**	**264,290,418.13**			

	Amount	Percentage
Initial Overcollateralization Amount	90,968,899.86	5.55%
Target Overcollateralization Amount	108,958,181.84	6.65%
Current Overcollateralization Amount	108,958,181.84	6.65%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.216670%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.270000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.850000%	26,722.72	0.059252	22,566,866.74	50.037399
Class A-4 Notes	1.220000%	134,708.33	1.016667	134,708.33	1.016667
Total		**$161,431.05**		**$22,701,575.07**	

Available Funds		**Distributions**	
Principal Collections	23,010,946.27	(1) Total Servicing Fee	239,575.43
Interest Collections	908,449.04	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	2,160.08	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	89,433.98	(3) Interest Distributable Amount Class A Notes	161,431.05
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	0.00	(6) Regular Principal Distributable Amount	22,540,144.02
Available Collections	24,010,989.37	(7) Additional Servicing Fee and Transition Costs	0.00
Reserve Fund Draw Amount	0.00	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Available Funds	**24,010,989.37**	(9) Excess Collections to Certificateholders	1,069,838.87
		Total Distribution	**24,010,989.37**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	239,575.43	239,575.43	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	161,431.05	161,431.05	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	26,722.72	26,722.72	0.00
thereof on Class A-4 Notes	134,708.33	134,708.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	161,431.05	161,431.05	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	22,540,144.02	22,540,144.02	0.00
Aggregate Principal Distributable Amount	22,540,144.02	22,540,144.02	0.00

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	4,096,172.25
Reserve Fund Amount - Beginning Balance	4,096,172.25
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	0.00
minus Net Investment Earnings	0.00
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	4,096,172.25
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	0.00
Net Investment Earnings on the Collection Account	0.00
Investment Earnings for the Collection Period	0.00

Notice to Investors

Pool Statistics

Pool Data

	Amount	Number of Receivables
Cutoff Date Pool Balance	1,691,640,220.36	62,088
Pool Balance beginning of Collection Period	287,490,515.75	24,402
Principal Collections	14,604,313.90	
Principal Collections attributable to Full Pay-offs	8,406,632.37	
Principal Purchase Amounts	0.00	
Principal Gross Losses	189,151.35	
Pool Balance end of Collection Period	264,290,418.13	23,182
Pool Factor	15.62%	

	As of Cutoff Date	Current
Weighted Average APR	3.62%	3.62%
Weighted Average Number of Remaining Payments	45.89	22.87
Weighted Average Seasoning (months)	13.28	41.93

Delinquency Profile *

	Amount	Number of Receivables	Percentage
Current	261,331,647.66	22,982	98.88%
31-60 Days Delinquent	1,982,501.90	139	0.75%
61-90 Days Delinquent	742,325.83	44	0.28%
91-120 Days Delinquent	233,942.74	17	0.09%
Total	264,290,418.13	23,182	100.00%

*A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Losses

	Current
Principal Gross Losses	189,151.35
Principal Net Liquidation Proceeds	953.66
Principal Recoveries	88,099.01
Principal Net Losses	100,098.68
Cumulative Principal Net Losses	3,591,195.10
Cumulative Principal Net Losses as % of Cutoff Date Pool Balance	0.212%